UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_______________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___)
_______________________

NATIONAL TECHNICAL SYSTEMS, INC.
 (Name of Issuer)

Common Stock, no par value per share
(Title of Class of Securities)

638104109
 (CUSIP Number)

Stacey Seewald
Sandler Capital Management
711 Fifth Avenue, 15th Floor
New York, NY  10022
(212) 754-8100
(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)
_______________________

September 28, 2010
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box 0.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 638104109	13D	Page 2 of 24

1		NAME OF REPORTING PERSON Sandler Associates
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 225,970 shares
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 225,970 shares
	10	SHARED DISPOSITIVE POWER -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 225,970 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.24%
14		TYPE OF REPORTING PERSON PN

Cusip No. 638104109	13D	Page 3 of 24

1		NAME OF REPORTING PERSON Sandler Associates II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,060 shares
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 8,060 shares
	10	SHARED DISPOSITIVE POWER -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,060 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.08%
14		TYPE OF REPORTING PERSON PN

Cusip No. 638104109	13D	Page 4 of 24

1		NAME OF REPORTING PERSON Sandler Offshore Fund, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 38,303 shares
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 38,303 shares
	10	SHARED DISPOSITIVE POWER -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,303 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.38%
14		TYPE OF REPORTING PERSON CO

Cusip No. 638104109	13D	Page 5 of 24

1		NAME OF REPORTING PERSON Sandler Plus Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 160,610 shares
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 160,610 shares
	10	SHARED DISPOSITIVE POWER -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 160,610 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.59%
14		TYPE OF REPORTING PERSON CO

Cusip No. 638104109	13D	Page 6 of 24

1		NAME OF REPORTING PERSON Andrew Sandler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 506,654 shares
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 506,654 shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 506,654 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.02%
14		TYPE OF REPORTING PERSON IN

Cusip No. 638104109	13D	Page 7 of 24

1		NAME OF REPORTING PERSON Sandler Capital Management
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 506,654 shares
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 506,654 shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 506,654 shares
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.02%
14		TYPE OF REPORTING PERSON PN

Cusip No. 638104109	13D	Page 8 of 24

Item 1.  Security and Issuer.

The class of equity securities to which this Schedule 13D (this “Statement”) relates is the common stock, no par value per share (the “Common Stock”), of National Technical Systems, Inc. (the “Company” or the “Issuer”).  The name and address of the principal executive offices of the Company are National Technical Systems, Inc., 24007 Ventura Boulevard, Suite 200, Calabasas, CA 91302.
.
Item 2.  Identity and Background.

This Statement is being filed by a group, as defined in Rule 13d-5 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, by each of the following persons (sometimes referred to herein collectively as “Reporting Persons”):

(i)    Sandler Associates, a New York limited partnership (“SA”), by virtue of its beneficial ownership of 225,970 shares of the Common Stock covered by this Statement;

(ii)     Sandler Associates II, LP, a New York limited partnership (“SA II”), by virtue of its beneficial ownership of 8,060 shares of the Common Stock covered by this Statement;

(iii)    Sandler Offshore Fund, Inc., a company formed under the laws of the British Virgin Islands (“SOF”), by virtue of its beneficial ownership of 38,303 shares of the Common Stock covered by this Statement;

(iv)    Sandler Plus Master Fund, Ltd., a company formed under the laws of the Cayman Islands (“SPF”), by virtue of its beneficial ownership of 160,610 shares of the Common Stock covered by this Statement;

(v)    Andrew Sandler, a U.S. citizen, by virtue of his being the portfolio manager of SA, SA II, SOF, SPF and a managed account, as a result of which he may be deemed to have beneficial ownership of 506,654 shares of Common Stock covered by this Statement; and

(vi)    Sandler Capital Management, a registered investment advisor and a New York general partnership (“SCM”), by virtue of its being the investment adviser to SA, SA II, SOF, SPF and a managed account, as a result of which it may be deemed to have beneficial ownership of 506,654 shares of Common Stock covered by this Statement.

Each Reporting Person is in the business of acquiring, holding and disposing of interests in various companies for investment purposes.  The address of the principal office of each Reporting Person (other than SOF and SPF) is 711 Fifth Avenue, 15th Floor, New York, NY  10022.  The address of the registered office of SOF is c/o Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands.  The address of the registered office of SPF is c/o dms Corporate Services Ltd., P.O. Box 1344, dms House, 20 Genesis Close, Grand Cayman KY1-1108, Cayman Islands.

There are seven general partners of SCM (the “SCM General Partners”).  The SCM General Partners are MJDM Corp., ALCR Corp., ARH Corp., SERF Corp., JYK SCM Corp., EML SCM Corp. and VM SCM Corp., each of which has a business address of 711 Fifth Avenue, 15th Floor, New York, New York 10022 and is in the business of acquiring, holding and disposing of interests in various companies for investment purposes.  Each SCM General Partner

Cusip No. 638104109	13D	Page 9 of 24

 (other than ARH Corp. and ALCR Corp.) is a New York corporation.  ARH Corp. and ALCR Corp. are Delaware corporations.  The attached Schedule A sets forth the controlling persons, the executive officers and the directors of each of the SCM General Partners, and contains the following information with respect to each such person: (i) name, (ii) citizenship, and (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

There are four general partners of each of SA and SA II (the “SA and SA II General Partners”).  The SA and SA II General Partners are Sandler Associates GP, LLC, AMS SA LLC, DES SA LLC and HSRT SA LLC, each of which is in the business of acquiring, holding and disposing of interests in various companies for investment purposes.  Each SA and SA II General Partner (other than HSRT SA LLC) has a business address of 711 Fifth Avenue, 15th Floor, New York, New York 10022.  HSRT SA LLC has a business address of 17591 Lake Estate Drive, Boca Raton, FL  33496.  Each SA and SA II General Partner (other than Sander Associates GP, LLC) is a New York limited liability company.  Sander Associates GP, LLC, is a Delaware limited liability company.  The attached Schedule B sets forth the controlling persons, the executive officers and the directors of each of the SA and SA II General Partners, and contains the following information with respect to each such person: (i) name, (ii) citizenship, and (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

None of the Reporting Persons and to the best of each of the Reporting Person’s knowledge none of the persons named in Schedule A or Schedule B hereto, has during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

The source of funds for the acquisition of the Common Stock was the general working capital of SA, SA II, SOF, SPF and a managed account to which SCM serves as investment adviser.

Item 4.  Purpose of Transaction.

The Reporting Persons hold the Common Stock for investment, in the ordinary course of their businesses. In the course of making their investment, the Reporting Persons have examined the financial performance of the Issuer and its stock’s market performance relative to comparable companies have grown increasingly concerned about the effectiveness of the board of directors and senior management of the Issuer in maximizing shareholder value.

As a result, earlier today Sandler Capital Management, on behalf of the Reporting Persons, sent the following letter to the Issuer’s board of directors:

Board of Directors
National Technical Systems, Inc.
24007 Ventura Boulevard, Suite 200
Calabasas, CA 91302

Cusip No. 638104109	13D	Page 10 of 24

September 29, 2010

Ladies and Gentlemen:

Today, Sandler Capital Management and related persons (“Sandler Capital” or “we”) will file a Schedule 13D with the United States Securities and Exchange Commission indicating that we beneficially own in the aggregate over 5% of the outstanding common stock of National Technical Systems, Inc. (the “Company”). Sandler Capital, a Registered Investment Advisor since 1988, is an alternative asset management firm managing both hedge funds and private equity funds.  Sandler Capital currently manages approximately $850 million in assets including approximately $500 million within our hedge fund portfolios.

We are writing to you to express our concern regarding what we believe to be a great disconnect between the value of the Company, on the one hand, and the price at which the Company’s Common Stock currently trades, on the other hand.

We urge the Company to explore strategic alternatives and a sale of the Company. We believe that the Company would be an ideal fit for a number of larger multi-national testing and inspection companies. In addition, given the recent Schedule 13D filing by a group of investors constituting over a 20 percent ownership stake in the Company, including Jack Lin, indicating their engagement of M&A Capital, LLC as their exclusive financial advisor in connection with any potential disposition of their common stock, we believe not only does this become a very logical time for the Company to explore a sale of itself in its entirety, but something the Board ought to explore.  Moreover, we feel that the recent addition of a Shareholder Rights Plan, adopted in response to Dr. Lin's group filing of a 13D and hiring of M&A Capital, is only warranted if the Company formally retains its own advisor with experience in the global testing and inspection space and properly explores a sale of itself to obtain maximum value.

We urge the Board to formally retain outside advisors with expertise in the global testing and inspection space to represent the interests of the Company in any sales process and not to rely on M&A Capital.  Given that holders representing over a 20 percent ownership interest in the Company have expressed an interest in selling their stock and the Company has adopted a Shareholder Rights Plan, we suggest that this occur as soon as possible.

Very truly yours,

Andrew Sandler
Managing Director
Sandler Capital Management

Vito Menza
Managing Director
Sandler Capital Management

In addition to delivering the letter discussed above, the Reporting Persons are considering a range of actions by which they may be able to encourage the Issuer to promote shareholder value.  Such activities may include taking a position (including by contacting management and other shareholders of the Issuer) with respect to potential changes as a means of enhancing

Cusip No. 638104109	13D	Page 11 of 24

shareholder value.  Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein.

Each Reporting Person expects to evaluate on an ongoing basis the Issuer's financial condition and prospects and its interest in, and intentions with respect to, the Issuer.  Accordingly, each Reporting Person reserves the right to change its plans and intentions at any time, as it deems appropriate.  In particular, each Reporting Person may at any time and from time to time, in privately negotiated transactions or otherwise, acquire additional securities of the Issuer, including additional shares of Common Stock; dispose of all or a portion of the securities of the Issuer, including the shares of Common Stock, that the Reporting Persons now own or may hereafter acquire; and/or enter into derivative transactions with institutional counterparties with respect to the Issuer's securities.

Except as set forth above, the Reporting Persons have no plans or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

(a)           As of the date hereof, each of SA, SA II, SOF and SPF each beneficially own 225,970 shares of Common Stock, 8,060 shares of Common Stock, 38,303 shares of Common Stock and 160,610 shares of Common Stock,  respectively, or 2.24%, 0.08%, 0.38% and 1.59%, respectively, of the Company’s issued and outstanding shares of Common Stock.

By virtue of the fact that SCM is the investment adviser to and is authorized and empowered to vote and dispose of the securities held by SA, SAII, SOF, SPF and a managed account, SCM may be deemed to share voting power and the power to direct the disposition of the shares of Common Stock which each beneficially own.  Accordingly, as of the date hereof, SCM may be deemed to own beneficially an aggregate of 506,654 shares of Common Stock or 5.02% of the Company’s issued and outstanding shares of Common Stock.

By virtue of the fact that Andrew Sandler is the portfolio manager of SA, SA II, SOF, SPF and a managed account and is authorized and empowered to vote and dispose of the securities held by SA, SA II, SOF, SPF and a managed account, Andrew Sandler may be deemed to share voting power and the power to direct the disposition of the shares of Common Stock which each beneficially own.  Accordingly, as of the date hereof, Andrew Sandler may be deemed to own beneficially an aggregate of 506,654 shares of Common Stock or 5.02% of the Company’s issued and outstanding shares of Common Stock.

(b)           SA has the sole power to direct the vote and the sole power to direct the disposition of the 225,970 shares of Common Stock that may be deemed to be owned beneficially by it. SA II has the sole power to direct the vote and the sole power to direct the disposition of the 8,060 shares of Common Stock that may be deemed to be owned beneficially by it. SOF has the sole power to direct the vote and the sole power to direct the disposition of the 38,303 shares of Common Stock that may be deemed to be owned beneficially by it.  SPF has the sole power to direct the vote and the sole power to direct the disposition of the 160,610 shares of Common Stock that may be deemed to be owned beneficially by it.  SCM has the shared power to direct the vote and the shared power to direct the disposition of the 506,654 shares of Common Stock that may be deemed to be owned beneficially by it.  Andrew Sandler has the shared power to direct the vote and the shared power to direct the disposition of the 506,654 shares of Common Stock that may be deemed to be owned beneficially by him.

Cusip No. 638104109	13D	Page 12 of 24

(c)           Except as set forth in Schedule C, to the knowledge of the Reporting Persons with respect to the persons named in response to paragraph (a), none of the persons named in response to paragraph (a) has effected any transactions in shares of Common Stock during the past 60 days.

(d)           No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any member of the group.

(e)           Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationship with Respect to the Issuer.

Not applicable.

Cusip No. 638104109	13D	Page 13 of 24

Item 7.  Materials to be Filed as Exhibits.

Exhibit 7.01:	Joint Filing Agreement

Cusip No. 638104109	13D	Page 14 of 24

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of September 29, 2010.

SANDLER CAPITAL MANAGEMENT

By: MJDM Corp., a general partner

By: /s/ Moira Mitchell Name: Moira Mitchell Title: President
SANDLER ASSOCIATES

By: Sandler Associates GP, LLC, a general partner

By: /s/ Andrew Sandler Name: Andrew Sandler Title: Manager
SANDLER ASSOCIATES II, L.P.

By: Sandler Associates GP, LLC, a general partner

By: /s/ Andrew Sandler Name: Andrew Sandler Title: Manager
SANDLER OFFSHORE FUND, INC.
By: /s/ Steven Warshavsky Name: Steven Warshavsky Title: Director
SANDLER PLUS MASTER FUND, LTD.
By: /s/ Steven Warshavsky Name: Steven Warshavsky Title: Director
/s/ Andrew Sandler Andrew Sandler

Cusip No. 638104109	13D	Page 15 of 24

SCHEDULE A

The following Schedule sets forth the controlling persons, the executive officers and the directors of each of the SCM General Partners, and contains the following information with respect to each such person: (i) name, (ii) citizenship, and (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

MJDM CORP.

Michael Marocco, Sole Shareholder and Controlling Person
United States
Managing Director
Sandler Capital Management,
Investment Advisor
711 Fifth Avenue
New York, New York 10022

Moira Mitchell, President
United States
Administrative
Sandler Capital Management,
Investment Advisor
711 Fifth Avenue
New York, New York 10022

Kathy Rose, Vice President, Treasurer and Secretary
United States
Administrative
Sandler Capital Management,
Investment Advisor
711 Fifth Avenue
New York, New York 10022

Michael Todres, Director
United States
Accountant
Todres and Rubin LLP,
Accounting
400 Post Avenue
Suite 205
Westbury, New York 11590

Cusip No. 638104109	13D	Page 16 of 24

ALCR CORP.

Andrew Sandler, Sole Shareholder and Controlling Person
United States
Managing Director
Sandler Capital Management,
Investment Advisor
711 Fifth Avenue
New York, New York 10022

Moira Mitchell, President
United States
Administrative
Sandler Capital Management,
Investment Advisor
711 Fifth Avenue
New York, New York 10022

Ellen O’Keefe, Treasurer and Secretary
United States
Administrative
Sandler Capital Management,
Investment Advisor
711 Fifth Avenue
New York, New York 10022

Ricky Sandler, Director
United States
Investments
Eminence Partners LLC,
Investment Management
20 Park Avenue
Suite 3300
New York, New York 10166

Cusip No. 638104109	13D	Page 17 of 24

ARH CORP.

Harvey Sandler, Majority Shareholder and Controlling Person
United States
Founder
Sandler Capital Management,
Investment Advisor
711 Fifth Avenue
New York, New York 10022

Jeffrey M. Levine, President
United States
Chief Financial Officer
Sandler Enterprises,
Investment Services
1555 North Park Drive
Suite 101
Weston, Florida  33329

Moira Mitchell, Treasurer and Secretary
United States
Administrative
Sandler Capital Management,
Investment Advisor
711 Fifth Avenue
New York, New York 10022

Ricky Sandler, Director
United States
Investments
Eminence Partners LLC,
Investment Management
20 Park Avenue
Suite 3300
New York, New York 10166

SERF CORP.

Douglas Schimmel, Sole Shareholder and Controlling Person
United States
Managing Director
Sandler Capital Management,
Investment Advisor
711 Fifth Avenue
New York, New York 10022

Cusip No. 638104109	13D	Page 18 of 24

Moira Mitchell, President
United States
Administrative
Sandler Capital Management,
Investment Advisor
711 Fifth Avenue
New York, New York 10022

Kathy Rose, Vice President and Secretary
United States
Administrative
Sandler Capital Management,
Investment Advisor
711 Fifth Avenue
New York, New York 10022

Michael Todres, Director
United States
Accountant
Todres and Rubin LLP,
Accounting
400 Post Avenue
Suite 205
Westbury, New York 11590

JYK SCM CORP.

Jae Kim, Sole Shareholder and Controlling Person
United States
Managing Director
Sandler Capital Management,
Investment Advisor
711 Fifth Avenue
New York, New York 10022

Moira Mitchell, President
United States
Administrative
Sandler Capital Management,
Investment Advisor
711 Fifth Avenue
New York, New York 10022

Cusip No. 638104109	13D	Page 19 of 24

Kathy Rose, Vice President and Secretary
United States
Administrative
Sandler Capital Management,
Investment Advisor
711 Fifth Avenue
New York, New York 10022

Michael Todres, Director
United States
Accountant
Todres and Rubin LLP,
Accounting
400 Post Avenue
Suite 205
Westbury, New York 11590

EML SCM CORP.

Eric Lewis, Sole Shareholder and Controlling Person
United States
Managing Director
Sandler Capital Management,
Investment Advisor
711 Fifth Avenue
New York, New York 10022

Moira Mitchell, President
United States
Administrative
Sandler Capital Management,
Investment Advisor
711 Fifth Avenue
New York, New York 10022

Kathy Rose, Vice President and Secretary
United States
Administrative
Sandler Capital Management,
Investment Advisor
711 Fifth Avenue
New York, New York 10022

Cusip No. 638104109	13D	Page 20 of 24

Michael Todres, Director
United States
Accountant
Todres and Rubin LLP,
Accounting
400 Post Avenue
Suite 205
Westbury, New York 11590

VM SCM CORP.

Vito Menza, Sole Shareholder and Controlling Person
United States
Managing Director
Sandler Capital Management,
Investment Advisor
711 Fifth Avenue
New York, New York 10022

Moira Mitchell, President
United States
Administrative
Sandler Capital Management,
Investment Advisor
711 Fifth Avenue
New York, New York 10022

Kathy Rose, Vice President and Secretary
United States
Administrative
Sandler Capital Management,
Investment Advisor
711 Fifth Avenue
New York, New York 10022

Michael Todres, Director
United States
Accountant
Todres and Rubin LLP,
Accounting
400 Post Avenue
Suite 205
Westbury, New York 11590

Cusip No. 638104109	13D	Page 21 of 24

SCHEDULE B

The following Schedule sets forth the controlling persons, the executive officers and the directors of each of the SA and SA II General Partners, and contains the following information with respect to each such person: (i) name, (ii) citizenship, and (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

Sandler Associates GP, LLC
Andrew Sandler, Manager and Controlling Person
United States
Managing Director
Sandler Capital Management
Investment Advisor
711 Fifth Avenue
New York, New York 10022

AMS SA LLC
Andrew Sandler, Sole Member and Manager and Controlling Person
United States
Managing Director
Sandler Capital Management
Investment Advisor
711 Fifth Avenue
New York, New York 10022

DES SA LLC
Douglas Schimmel, Sole Member and Manager and Controlling Person
United States
Managing Director
Sandler Capital Management
Investment Advisor
711 Fifth Avenue
New York, New York 10022

HSRT SA LLC
The Harvey Sandler Revocable Trust, Harvey Sandler, Sole Trustee and Controlling Person
United States
Founder, Sandler Capital Management, Investment Advisor
17591 Lake Estate Drive
Boca Raton, FL  33496

Cusip No. 638104109	13D	Page 22 of 24

SCHEDULE C

TRANSACTIONS IN THE COMMON STOCK (NO PAR VALUE PER SHARE)
OF NATIONAL TECHNICAL SYSTEMS, INC. DURING THE PAST 60 DAYS

(All transactions were made in the open market unless otherwise indicated)

Date	Transaction Conducted By	Transaction Type	Number of Shares	Price Per Share
07/27/10	SPF	Buy	15,900	$8.59
07/27/10	SCM	Buy	5,900	$8.59
07/27/10	SA	Buy	23,700	$8.59
07/27/10	SAII	Buy	900	$8.59
07/27/10	SOF	Buy	3,600	$8.59
07/28/10	SPF	Buy	20,780	$8.85
07/28/10	SCM	Buy	7,630	$8.85
07/28/10	SA	Buy	30,930	$8.85
07/28/10	SAII	Buy	1,060	$8.85
07/28/10	SOF	Buy	4,600	$8.85
08/02/10	SOF	Buy	1,800	$8.84
08/04/10	SCM	Buy	600	$8.53
08/25/10	SCM	Sell	1,000	$7.29
09/01/10	SCM	Buy	2,400	$7.28
09/01/10	SPF	Buy	4,390	$7.40
09/01/10	SCM	Buy	980	$7.40
09/01/10	SA	Buy	3,570	$7.40
09/01/10	SAII	Buy	130	$7.40
09/01/10	SOF	Buy	930	$7.40
09/08/10	SCM	Buy	4,200	$7.58
09/13/10	SPF	Buy	30,400	$7.03
09/13/10	SCM	Buy	13,441	$7.03
09/13/10	SA	Buy	41,600	$7.03
09/13/10	SAII	Buy	1,500	$7.03
09/13/10	SOF	Buy	7,000	$7.03
09/14/10	SPF	Buy	6,770	$7.40
09/14/10	SCM	Buy	6,580	$7.40
09/14/10	SA	Buy	9,630	$7.40
09/14/10	SAII	Buy	340	$7.40
09/14/10	SOF	Buy	1,680	$7.40
09/15/10	SPF	Buy	1,200	$7.39
09/15/10	SCM	Buy	500	$7.39
09/15/10	SA	Buy	1,700	$7.39
09/15/10	SAII	Buy	100	$7.39
09/15/10	SOF	Buy	200	$7.39

Cusip No. 638104109	13D	Page 23 of 24

09/20/10	SPF	Buy	15,620	$7.05
09/20/10	SCM	Buy	7,440	$7.05
09/20/10	SA	Buy	22,310	$7.05
09/20/10	SAII	Buy	760	$7.05
09/20/10	SOF	Buy	3,870	$7.05
09/21/10	SPF	Buy	5,500	$6.96
09/21/10	SCM	Buy	2,300	$6.96
09/21/10	SA	Buy	6,200	$6.96
09/21/10	SAII	Buy	200	$6.96
09/21/10	SOF	Buy	1,000	$6.96
09/22/10	SPF	Buy	3,400	$7.01
09/22/10	SCM	Buy	1,600	$7.01
09/22/10	SA	Buy	5,000	$7.01
09/22/10	SAII	Buy	300	$7.01
09/22/10	SOF	Buy	900	$7.01
09/23/10	SPF	Buy	6,360	$7.09
09/23/10	SCM	Buy	3,010	$7.09
09/23/10	SA	Buy	8,990	$7.09
09/23/10	SAII	Buy	220	$7.09
09/23/10	SOF	Buy	1,520	$7.09
09/24/10	SPF	Buy	5,000	$7.06
09/24/10	SCM	Buy	2,400	$7.06
09/24/10	SA	Buy	7,100	$7.06
09/24/10	SAII	Buy	300	$7.06
09/24/10	SOF	Buy	1,200	$7.06
09/27/10	SPF	Buy	4,800	$7.00
09/27/10	SCM	Buy	2,200	$7.00
09/27/10	SA	Buy	6,800	$7.00
09/27/10	SAII	Buy	200	$7.00
09/27/10	SOF	Buy	1,213	$7.00
9/28/2010	SA	Buy	3,800	$7.13
9/28/2010	SAII	Buy	100	$7.13
9/28/2010	SOF	Buy	600	$7.13
9/28/2010	SPF	Buy	3,800	$7.13

Cusip No. 638104109	13D	Page 24 of 24

EXHIBIT 7.01
JOINT FILING AGREEMENT

In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of National Technical Systems, Inc. and that this Agreement be included as an Exhibit to such statement.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement effective as of September 29, 2010.

SANDLER CAPITAL MANAGEMENT

By: MJDM Corp., a general partner

By: /s/ Moira Mitchell Name: Moira Mitchell Title: President
SANDLER ASSOCIATES
By: Sandler Associates GP, LLC, a general partner

By: /s/ Andrew Sandler Name: Andrew Sandler Title: Manager
SANDLER ASSOCIATES II, L.P.
By: Sandler Associates GP, LLC, a general partner

By: /s/ Andrew Sandler Name: Andrew Sandler Title: Manager
SANDLER OFFSHORE FUND, INC.
By: /s/ Steven Warshavsky Name: Steven Warshavsky Title: Director
SANDLER PLUS MASTER FUND, LTD.
By: /s/ Steven Warshavsky Name: Steven Warshavsky Title: Director
/s/ Andrew Sandler Andrew Sandler